      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               ENVOY CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                      TENNESSEE                                              62-1575729
             (State or Other Jurisdiction                                 (I.R.S. Employer
          of Incorporation or Organization)                            Identification Number)

          15 CENTURY BOULEVARD, SUITE 600, NASHVILLE, TENNESSEE 37214
                                 (615) 885-3700
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                               GREGORY T. STEVENS
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        15 CENTURY BOULEVARD, SUITE 600
                           NASHVILLE, TENNESSEE 37214
                                 (615) 885-3700
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                   BOB F. THOMPSON                    FREDERICK W. KANNER
                BASS, BERRY & SIMS PLC                DEWEY BALLANTINE LLP
              2700 FIRST AMERICAN CENTER          1301 AVENUE OF THE AMERICAS
              NASHVILLE, TENNESSEE 37238            NEW YORK, NEW YORK 10019
                    (615) 742-6200                       (212) 259-8000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                             PROPOSED             PROPOSED
                                          AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
          TITLE OF SHARES                  TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
         TO BE REGISTERED               REGISTERED         PER SHARE(1)       OFFERING PRICE(1)           FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share............................    2,012,500(2)           $39.375            $79,242,188            $23,377
=====================================================================================================================

    (1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based upon the average of the high and low reported prices of the Common Stock on the Nasdaq National Market on May 7, 1998.
    (2) Includes 262,500 shares that may be sold pursuant to the over-allotment option granted to the Underwriters. See "Underwriting."
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION, DATED MAY 12, 1998
PROSPECTUS
                                1,750,000 SHARES

                             (ENVOY CORPORATION LOGO)
                                  COMMON STOCK
                               ------------------

     All of the 1,750,000 shares (the "Shares") of Common Stock, no par value per share (the "Common Stock"), of ENVOY Corporation ("ENVOY" or the "Company") offered hereby are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

     The Common Stock is listed on The Nasdaq Stock Market's National Market ("The Nasdaq Stock Market") under the symbol "ENVY." The last reported sale price of the Common Stock on The Nasdaq Stock Market on May 11, 1998 was $43.00 per share. See "Price Range of Common Stock."

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================================
                                                                              UNDERWRITING          PROCEEDS TO
                                                           PRICE TO           DISCOUNTS AND           SELLING
                                                            PUBLIC           COMMISSIONS(1)       SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------
Per Share                                                      $                    $                    $
-------------------------------------------------------------------------------------------------------------------
Total(3)                                                       $                    $                    $
===================================================================================================================

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses estimated at $        , of which $        is
       payable by the Company and $        is payable by the Selling
       Shareholders.

   (3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 262,500 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling
       Shareholders will be $        , $        and $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------

SALOMON SMITH BARNEY                                  MORGAN STANLEY DEAN WITTER

J.C. BRADFORD & CO.                                     DEUTSCHE MORGAN GRENFELL

HAMBRECHT & QUIST                              LOEWENBAUM & COMPANY INCORPORATED

May   , 1998

         As required by Rule 304 of Regulation S-T, the following is a narrative description of the artwork and text that appear on the inside front cover page of the Prospectus.

         A circular graph depicting the movement of information between participants in the health care industry. The following text appears above the graph: "ENVOY provides the connectivity required to move information between participants in the health care industry." The following text appears below the graph:

       Selected Current & Potential Health Care EDI Information Exchanges

           Hospitals                              Payors                Physicians & Dentists                   Pharmacies
--------------------------------       -----------------------      ------------------------------      ---------------------------
Claims*                                Claims*                      Eligibility*                        Eligibility*
Remittance*                            Patient Roster*              Referral Management*                Electronic Prescriptions*
Patient Census                         Enrollment                   Lab Order                           Formulary
                                       Pre-admission                Medical/Patient Records             Just-In-Time Inventory*
                                                                    Remittance*


                                                                              Pharmacy Benefit
        Laboratories                           Patients                          Managers
   ---------------------------       ----------------------------       --------------------------
   Claims*                           Enrollment                         Claims*
   Referrals*                        Provider Directories               Formulary
   Results Reporting                 Patient Statements*



* Indicates health care EDI exchanges currently offered by the Company.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise indicated, (i) all references herein to "ENVOY" and the "Company" shall include the Company and its wholly-owned subsidiaries; (ii) the Company's historical financial and other statistical data included or incorporated by reference herein have been restated to include the accounts and results of operations of XpiData, Inc., Professional Office Services, Inc. and Automated Revenue Management, Inc. (collectively, the "ExpressBill Companies") as a result of the Company's business combinations with the ExpressBill Companies completed in February 1998, which were accounted for as poolings of interests; and (iii) all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     ENVOY is a leading provider of electronic data interchange ("EDI") and transaction processing services to participants in the health care market, including pharmacies, physicians, hospitals, dentists, billing services, commercial insurance companies, managed care organizations, state and federal governmental agencies and others. The Company provides health care EDI services on a real-time and batch-processing basis by utilizing proprietary computer and telecommunications software and microprocessor technology. ENVOY is one of the largest processors of electronic real-time pharmacy and commercial third-party payor batch transactions in the United States based upon annual transaction volume. Through the Company's recently completed business combinations with the ExpressBill Companies, the Company believes that it has the largest patient statement processing and printing services business in the United States, processing more than 100 million patient statements annually. ENVOY's transaction network, which processed approximately 984.3 million transactions in the 12 months ended March 31, 1998, consisted of approximately 200,000 physicians, 35,000 pharmacies, 40,000 dentists, 4,500 hospitals and 811 payors, including approximately 46 Blue Cross Blue Shield Plans, 59 Medicare Plans and 38 Medicaid Plans as of March 31, 1998.

     There are many types of transactions, information exchanges and other communications that occur between participants in the health care industry. Although the majority of these transactions traditionally have been paper based and manually processed, technological advances and the evolution of electronic transaction processing in recent years have created a framework for automation which is achieving growing acceptance in the health care market. According to the Health Data Directory, the percentage of health care claims filed electronically has increased from 41% in 1993 to 60% in 1997. As health care industry participants look for ways to lower costs, improve decision-making and be more competitive, the Company anticipates that more payors, providers and purchasers of health care services will become linked electronically. In addition to the adjudication of health care claims, health care participants need, among other things, information and services relating to eligibility, encounters, referrals, pre-admission certifications, electronic prescriptions, credit card services, patient statements and lab ordering. The Company believes that, once an intermediary, such as ENVOY, has established electronic connectivity between health care payors and providers, these value added transaction services create opportunities for additional revenues without significant costs. The Company believes that private and governmental efforts to contain health care costs, the growth of managed care and the creation of various health care alliances, as well as other changes in the health care delivery mechanisms, will accelerate the transition to health care EDI.

     ENVOY's strategy is to maintain and enhance its leadership position in the health care EDI and transaction processing industry by (i) leveraging its current strengths in the health care EDI and transaction processing industry,
(ii) expanding its product and service offerings, (iii) extending its EDI and transaction processing network within the health care industry and (iv) pursuing strategic acquisitions. The Company believes that its reputation for providing quality and cost-effective services and products and its extensive EDI network enhance ENVOY's ability to attract and retain customers.

     As part of its strategy to maintain and enhance its leadership position in the health care EDI and transaction processing industry, the Company has completed several recent business combinations, including the following:

     - National Electronic Information Corporation. With the acquisition of National Electronic Information Corporation ("NEIC") in March 1996, the Company became one of the largest processors of commercial third-party payor claims based on the number of transactions processed. The NEIC acquisition significantly enhanced the Company's transaction network by giving ENVOY the largest number of direct electronic connections to commercial third-party payors in the health care EDI and transaction processing industry.

     - Healthcare Data Interchange Corporation. In August 1997, the Company completed the acquisition of all the issued and outstanding capital stock of Healthcare Data Interchange Corporation ("HDIC"), the health care EDI subsidiary of Aetna U.S. Healthcare, Inc. ("AUSHC"). In connection with the acquisition, the parties entered into a long-term services agreement under which AUSHC has agreed to use the Company as its single source EDI technology partner to process all AUSHC electronic health care transactions.

     - ExpressBill Companies. In February 1998, the Company completed business combinations with the ExpressBill Companies. The ExpressBill Companies' patient statement services include electronic data transmission and formatting, statement printing and mailing services for health care providers and practice management system vendors. The addition of the ExpressBill Companies' patient statement services further expands the breadth of ENVOY's product and service offerings to health care providers.

     - Synergy Healthcare, Inc. In May 1998, the Company acquired all the issued and outstanding capital stock of Synergy Healthcare, Inc. ("Synergy"), which provides health care information products and services to participants in the health care market. Synergy's products and services include health care data warehousing and analysis, performance tracking, patient studies and disease management support. This acquisition is anticipated to allow ENVOY to offer new data analysis services to certain of its existing customers, as well as to various other participants in the health care market.

     The Company's executive offices are located at 15 Century Boulevard, Suite 600, Nashville, Tennessee 37214, and its telephone number at that location is
(615) 885-3700.

                                  THE OFFERING

Common Stock offered by the Selling Shareholders...........................  1,750,000 shares
Common Stock outstanding after the offering(1).............................  21,101,783 shares
Use of proceeds............................................................  All proceeds from the offering will go to the Selling Shareholders.
The Nasdaq Stock Market symbol.............................................  ENVY

---------------

(1) Excludes (i) 3,743,502 shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's existing stock option plans, of which 1,074,467 shares were exercisable at a weighted average exercise price per share of $6.31, as of May 3, 1998 and (ii) 2,800,000 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock, no par value per share (the "Series B Preferred Stock").

                      SUMMARY FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)

                                                                                             THREE MONTHS
                                                              YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                           -----------------------------   -----------------
                                                           1995(1)     1996       1997      1997      1998
                                                           -------   --------   --------   -------   -------
STATEMENTS OF OPERATIONS DATA:
Revenues.................................................  $34,197   $ 90,572   $137,605   $30,763   $42,524
Operating costs and expenses:
  Cost of revenues.......................................   20,433     45,279     66,439    15,222    20,019
  Selling, general and administrative....................   11,156     24,631     32,734     7,760    10,218
  Depreciation and amortization(2).......................    2,725     19,508     26,095     6,073     6,993
  Merger and facility integration costs(3)...............       --      4,664         --        --        --
  Write-off of acquired in-process technology(4).........       --     30,700     38,000     3,000        --
  EMC losses.............................................       --        540         --        --        --
                                                           -------   --------   --------   -------   -------
Operating income (loss)..................................     (117)   (34,750)   (25,663)   (1,292)    5,294
Other income (expense):
  Interest income........................................      380      1,032      1,312       453       145
  Interest expense.......................................     (659)    (2,872)    (1,577)     (386)     (437)
                                                           -------   --------   --------   -------   -------
Income (loss) from continuing operations before income
  taxes and loss in investee.............................     (396)   (36,590)   (25,928)   (1,225)    5,002
Provision (benefit) for income taxes.....................      (50)     1,717     (5,218)      739     2,744
Loss in investee.........................................   (1,776)        --         --        --        --
                                                           -------   --------   --------   -------   -------
Income (loss) from continuing operations.................  $(2,122)  $(38,307)  $(20,710)  $(1,964)  $ 2,258
                                                           =======   ========   ========   =======   =======
Income (loss) per common share from continuing operations
  assuming dilution......................................  $ (0.14)  $  (2.32)  $  (1.05)  $ (0.10)  $  0.09
                                                           =======   ========   ========   =======   =======
Weighted average shares outstanding assuming dilution....   14,739     16,519     19,686    18,976    25,102
                                                           =======   ========   ========   =======   =======
OTHER OPERATING DATA:
  Transactions (in millions).............................    403.0      665.5      912.9     212.4     283.8

                                                              MARCH 31, 1998
                                                              --------------
BALANCE SHEET DATA:
Working capital.............................................     $ 25,207
Total assets................................................      142,656
Long-term debt, less current portion........................          231
Total shareholders' equity..................................       99,967

---------------

(1) The Company was incorporated in August 1994 as a wholly-owned subsidiary of ENVOY Corporation, a Delaware corporation which was formed in 1981 (the "Predecessor"). The Predecessor was formed to develop and market electronic transaction processing services for the financial services and health care markets. In June 1995, in order to facilitate the transfer of the financial services business to First Data Corporation ("First Data"), the assets and liabilities of the Predecessor associated with the health care business were transferred to the Company. The Company was spun-off to shareholders through a stock dividend distribution, and the Predecessor was merged into First Data. The Company's financial statements incorporated by reference herein include financial information for the Predecessor through June 1995, with the financial services business shown as a discontinued operation. The above amounts exclude the results of discontinued operations as a result of the Predecessor's merger with First Data.
(2) Depreciation and amortization expense primarily relates to acquisitions and includes amortization of goodwill and identifiable intangible assets of $14.6 million and $20.0 million in 1996 and 1997, and $4.6 million and $5.3 million in the three month periods ended March 31, 1997 and 1998, respectively. As of March 31, 1998, amortization expense related to acquisitions was expected to be approximately $18.7 million in 1998, $7.2 million in 1999 and $4.1 million in 2000. Although goodwill associated with the acquisition of NEIC will become fully amortized during the first quarter of 1999, the consummation of additional acquisitions may significantly increase future amortization costs.
(3) The 1996 results include expenses of $4.7 million relating to merger and facility integration costs in conjunction with the NEIC and Teleclaims, Inc. ("Teleclaims") acquisitions.
(4) Results for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 include expenses of $30.7 million, $35.0 million and $3.0 million, respectively, related to the write-off of acquired in-process technology in conjunction with the acquisitions of NEIC, HDIC and Diverse Software Solutions, Inc. ("DSS").

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. There are many factors that may cause actual results to differ materially from those indicated by the forward-looking statements, including, among others, competitive pressures, changes in pricing policies, delays in product development, business conditions in the marketplace, general economic conditions and the various risk factors set forth below. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company that the objectives and plans of the Company will be achieved.

     Limited Operating History; Recent Losses. The electronic health care transaction processing industry is relatively new, and the Company's operating history is relatively limited. Although ENVOY was profitable during the first quarter of fiscal 1998, ENVOY has experienced substantial net losses in recent years, including a net loss of approximately $20.7 million for the year ended December 31, 1997, and had an accumulated deficit of approximately $62.3 million as of March 31, 1998. In order to achieve long-term profitability, the Company must successfully implement its business strategy and increase its revenues, while controlling expenses. There can be no assurance that the Company will achieve long-term profitability.

     Financial Impact of Recent Acquisitions. The Company has recently completed several acquisitions, which have created a significant expansion of ENVOY's overall business. As a result of the accounting treatment for these acquisitions, including the acquisitions of NEIC in March 1996 and HDIC in August 1997, the Company's results of operations have been negatively impacted. A brief description of significant terms of the NEIC and HDIC acquisitions follows:

          NEIC. The Company acquired NEIC for approximately $94.3 million, including fees, expenses and other costs associated with the acquisition. In connection with the acquisition, the Company recognized a one-time write-off of acquired in-process technology of approximately $30.0 million. As a result of the NEIC acquisition, the Company is amortizing $37.6 million of goodwill over a three year period, and such amortization will adversely affect the Company's results of operations through March 1999.

          HDIC. The Company completed the acquisition of HDIC for approximately $36.4 million in cash and the assumption of approximately $14.8 million of liabilities. In addition, the Company and AUSHC simultaneously entered into a long-term services agreement under which AUSHC agreed to use the Company as its single source clearinghouse and EDI network for all AUSHC electronic health care transactions. Based upon management's preliminary estimates, the Company recorded approximately $16.1 million of goodwill and identifiable intangible assets related to the HDIC acquisition and is amortizing the related goodwill of $14.1 million over a period of 15 years. Also recorded as part of the HDIC acquisition was a one-time write-off of acquired in-process technology of $35.0 million.

As of March 31, 1998, amortization expense related to acquisitions was expected to be approximately $18.7 million in 1998 and $7.2 million in 1999, including $3.7 million in the three months ended March 31, 1999. The consummation of additional acquisitions, including the acquisition of Synergy, may significantly increase amortization costs.

     Acquisition Strategy; Impact on Operating Results; Need for Capital. The Company's strategy includes acquisitions of related health care information businesses and other companies complementary to its business. The success of any such acquisition will depend on many factors, including the Company's ability to identify suitable acquisition candidates, the purchase price, the availability and terms of financing, and management's ability to integrate effectively the acquired services, technologies (including different transaction processing systems) or businesses into the Company's operations. Significant competition for acquisition opportunities exists in the health care industry, which may significantly increase the costs of and decrease the opportunities for acquisitions. Although ENVOY is actively pursuing potential acquisitions, there can be no assurance that any acquisition will be consummated. Further, to the extent that the Company is able to consummate an acquisition, no assurance can be given that the Company will be able to operate any acquired business profitably or otherwise successfully implement its expansion strategy. In that regard, the Company has, in the past, experienced temporary declines in customer service in connection with the integration of certain acquired businesses. ENVOY may finance future acquisitions through borrowings or the issuance of debt or equity securities. Although the Company historically has obtained financing on reasonable terms, there can be no assurances that future lenders will extend credit, or extend credit on favorable terms. Further, any issuance of equity securities could have a dilutive effect on the holders of Common Stock. Such acquisitions may result in the recognition by the Company of significant goodwill and increases in the amount of depreciation and amortization expense which could adversely affect the Company's operating results in future periods.

     Customer Concentration. Primarily as a result of the HDIC acquisition, the Company has one customer, AUSHC, that accounted for approximately 12% of the Company's consolidated revenues for 1997. Prior to 1997, no customer accounted for more than 10% of the Company's revenues. Further consolidation in the health care industry is likely to increase customer concentration and may increase the Company's dependency on a limited number of customers. In addition, a significant portion of NEIC's revenues has been generated by five major insurance company payors who were shareholders of NEIC before its acquisition by ENVOY. Although each of these carriers has continued to use the Company's services after the acquisition of NEIC, they have no minimum transaction commitment to the Company in the future, and there can be no assurance that the volume of business generated by these payors will not decline or terminate. The loss of one or more significant customers could have a material adverse effect on the Company's business, operating results or financial condition.

     Year 2000 Compliance. The Year 2000 issue is primarily the result of many computer programs and data structures' failure to include the century when storing the representation for a year. During 1997, the Company developed and began implementing a plan to ensure its computer systems will be Year 2000 compliant. An inventory of all relevant software and hardware was taken to determine the state of compliance. Some systems require no changes because they already conform to the 4-digit-year configuration which is the basis for the Year 2000 issue. The Company intends to replace or modify the remaining systems as needed to properly display dates and perform date arithmetic. The Company anticipates commencing testing with customers and other third parties in the second quarter of 1998 with completion expected in June 1999. In addition to validating the Company's internal program changes, this testing will determine the readiness of the Company's customers to deal with the Year 2000 issue in their own systems. Where warranted, the Company may assist customers in dealing with the changes required to be compliant to ensure successful information processing for all parties. Because of the nature of the Company's business, the success of the Company's efforts may depend on the success of providers, payors and others in dealing with the Year 2000 issue. Total cost of the Company's Year 2000 project is estimated to be $4.0 million and is being funded through operating cash flows. The Company is expensing all costs associated with these system changes as the costs are incurred. The Company estimates that Year 2000 expense for 1998 will be approximately $2.5 million. There can be no assurance, however, that actual costs necessary to deal with these issues will not exceed estimated amounts. If the Company or the third parties with which it interacts are unable to deal successfully with the Year 2000 issue, such inability could have a material adverse effect on the Company's business, results of operation or financial condition.

     Reliance on Data Centers. ENVOY's real-time electronic transaction processing services depend on its host computer system which is contained in a single data center facility. In addition, the Company's primary batch claims processing capacity is outsourced to one vendor that processes claims through a single computer center. The Company also operates a batch claims processing center which is contained in a single data center facility in Oklahoma City, Oklahoma for the processing of Blue Cross, Blue Shield, Medicare and Medicaid claims. Although ENVOY is currently evaluating certain disaster recovery alternatives, neither the real-time host computer system nor the Oklahoma City batch claims center have a remote backup data center. There can be no assurance that fire or other disaster affecting such data centers would not disable the Company's respective systems or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. In addition, a disruption in service from the vendor providing batch claims processing services to the Company could have a material adverse effect on the Company's business, operating results or financial condition.

     Development of Electronic Processing in the Health Care Industry. ENVOY's strategy anticipates that electronic processing of health care transactions, including transactions involving clinical as well as financial information, will win market acceptance and that providers and third-party payors increasingly will use electronic processing networks for the processing and transmission of data. Electronic transmission of health care transactions is still developing, and complexities in the nature and types of transactions which must be processed has hindered to some degree the development and acceptance of electronic processing in this market. In addition, while the multiplicity of claims forms and formats used by the many different third-party payors has fostered the development of electronic clearinghouses, the standardization of these claims formats, whether due to consolidation in the industry or otherwise, could reduce the use of electronic clearinghouses. There can be no assurance that continued conversion from paper-based transaction processing to electronic transaction processing in the health care market will occur or that, to the extent it does occur, health care providers and payors will use independent networks such as those being developed by the Company.

     Competition. ENVOY faces significant competition in the health care sector of the electronic transaction processing market from companies that are similarly specialized, including former regional partners of the Company that have direct provider relationships, and also from companies that are involved in other, more highly developed sectors of the electronic transaction processing market. The Company also faces competition from other companies, such as vendors of provider information management systems, which have added or may add their own proprietary transaction processing systems to existing or future products. As a result of such competition, the Company may be pressured to reduce per transaction prices or eliminate per transaction prices altogether. If electronic transaction processing becomes the standard for claims and information processing, a number of larger and better capitalized entities may elect to enter the industry and further increase competitive pricing pressures. Many of the Company's existing and potential competitors are larger and have significantly greater financial, marketing, technological and other resources than the Company.

     Availability of Direct Links. Certain third-party payors provide electronic data transmission systems to health care providers that establish a direct link between the provider and the payor, bypassing third-party processors such as the Company. Any significant increase in the utilization of direct links between health care providers and payors would have a material adverse effect on the Company's business, operating results and financial condition.

     Uncertain Regulatory Environment and Consolidation in the Health Care Industry. The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of health care industry participants. Federal and state legislatures periodically consider programs to modify or amend the United States health care system at both the federal and state level. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates or otherwise change the environment in which health care industry participants operate. Health care industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including investments in the Company's services and products.

     In addition, many health care providers are consolidating to create larger health care delivery organizations. This consolidation reduces the number of potential customers for the Company's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for the Company's services. Industry developments are increasing the amount of capitation-based health care and reducing the need for providers to make claims of reimbursement for products or services. Other health care information companies, such as billing services and practice management vendors, which currently utilize the Company's services, have developed or acquired transaction processing and networking capabilities and may cease utilizing the Company's services in the future. The impact of these developments in the health care industry is difficult to predict and could have a material adverse effect on the Company's business, operating results or financial condition.

     Health Care Data Legislation. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") mandates the use of standard transactions, standard identifiers, security and other provisions, the use of which is currently scheduled to occur as early as the year 2000. HIPAA specifically names clearinghouses as the compliance facilitators for providers and payors. Clearinghouses are given the freedom to utilize non-standard transactions and convert them to the mandated standards on behalf of their clients. The Company is preparing to comply with the mandated standards within three to six months after their publication; however, the success of the Company's compliance efforts may be dependent on the success of providers, payors and others in dealing with the standards.

     Legislation which would impose restrictions on the ability of third-party processors to transmit certain patient data without specific patient consent also recently has been introduced in the U.S. Congress. Such legislation, if adopted, could adversely affect the ability of third-party processors to transmit certain data, including treatment and clinical data. The impact of the foregoing or other legislation is difficult to predict and could materially adversely affect the Company's business, operating results or financial condition.

     Evolving Industry Standards and Rapid Technological Changes. The market for the Company's business is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced products and services. ENVOY's success will depend upon its continued ability to enhance its existing products and services, to introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements, to achieve market acceptance for new products and services and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that competitive products and services will not be developed, or that any such competitive services will not have an adverse effect upon the Company's business, operating results or financial condition.

     Dependence on Technology; Risk of Infringement. ENVOY's ability to compete effectively depends to a significant extent on its ability to protect its proprietary information. The Company relies primarily on copyright, trade secret and patent laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company generally enters into confidentiality agreements with its consultants and employees and generally limits access to and distribution of its technology, software and other proprietary information. Although the Company intends to defend its intellectual property, there can be no assurance that the steps taken by ENVOY to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. ENVOY is also subject to the risk of alleged infringement by ENVOY of the intellectual property rights of others. Although the Company is not currently aware of any pending or threatened infringement claims with respect to the Company's current or future products, there can be no assurance that third parties will not assert such claims. Any such claims could require the Company to enter into license arrangements or could result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce ENVOY's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

     Certain Anti-takeover Provisions. The charter, bylaws and shareholders' rights plan of the Company, and Tennessee law, contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company. Such provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Company's Board of Directors (the "Board of Directors") in connection with any such transaction. These provisions include a staggered Board of Directors, blank check preferred stock, supermajority voting provisions, the ability to issue stock purchase rights, and the application of Tennessee law provisions on business combinations. Certain of these provisions may discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive a premium value for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. In addition, the Board of Directors has the power to designate the issuance of shares of preferred stock. The rights and preferences for any series or class of preferred stock may be set by the Board of Directors, in its sole discretion and without approval of the holders of the Common Stock, and the rights and preferences of any such preferred stock may be superior to those of the Common Stock, thus adversely affecting the rights of the holders of Common Stock. Furthermore, there are currently authorized and outstanding 2,800,000 shares of Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference to the Common Stock and the creation of any other class or series of preferred stock senior to or pari passu with the Series B Preferred Stock.

     Volatility of Stock Price; Absence of Dividends. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. For the foreseeable future, it is expected that earnings, if any, generated from ENVOY's operations will be used to finance the growth of its business, and that no dividends will be paid to holders of the Common Stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on The Nasdaq Stock Market under the symbol "ENVY." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by The Nasdaq Stock Market.

                                                               HIGH      LOW
                                                              ------    ------
1996
  First Quarter.............................................  $24.25    $17.13
  Second Quarter............................................   32.75     23.25
  Third Quarter.............................................   40.50     21.50
  Fourth Quarter............................................   42.25     34.00
1997
  First Quarter.............................................  $38.25    $21.88
  Second Quarter............................................   35.75     20.38
  Third Quarter.............................................   37.25     25.50
  Fourth Quarter............................................   32.75     22.38
1998
  First Quarter.............................................  $46.63    $26.38
  Second Quarter (through May 11, 1998).....................   44.75     37.50

     On May 11, 1998, the last reported sale price for the Common Stock on The Nasdaq Stock Market was $43.00 per share. At May 5, 1998, there were approximately 5,700 beneficial holders of the Common Stock, including approximately 230 holders of record.

     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Board of Directors to retain all earnings to support operations and to finance expansion; therefore, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors based on a number of factors, including, but not limited to, the Company's earnings, financial condition and requirements, restrictions in financing agreements (if any) and other factors deemed relevant by the Board of Directors.

                       SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below are derived from the Company's financial statements. The selected consolidated financial information for the three months ended March 31, 1997 and 1998 are derived from the unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods.

     Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of results for the full year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. The financial and other statistical data have been restated to include the accounts and results of operations of the ExpressBill Companies.

                                                                                                 THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                              -----------------------------   ------------------
                                                              1995(1)     1996       1997       1997      1998
                                                              -------   --------   --------   --------   -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues....................................................  $34,197   $ 90,572   $137,605   $ 30,763   $42,524
Operating costs and expenses:
  Cost of revenues..........................................   20,433     45,279     66,439     15,222    20,019
  Selling, general and administrative.......................   11,156     24,631     32,734      7,760    10,218
  Depreciation and amortization(2)..........................    2,725     19,508     26,095      6,073     6,993
  Merger and facility integration costs(3)..................       --      4,664         --         --        --
  Write-off of acquired in-process technology(4)............       --     30,700     38,000      3,000        --
  EMC losses................................................       --        540         --         --        --
                                                              -------   --------   --------   --------   -------
Operating income (loss).....................................     (117)   (34,750)   (25,663)    (1,292)    5,294
Other income (expense):
  Interest income...........................................      380      1,032      1,312        453       145
  Interest expense..........................................     (659)    (2,872)    (1,577)      (386)     (437)
                                                              -------   --------   --------   --------   -------
Income (loss) from continuing operations before income taxes
  and loss in investee......................................     (396)   (36,590)   (25,928)    (1,225)    5,002
Provision (benefit) for income taxes........................      (50)     1,717     (5,218)       739     2,744
Loss in investee............................................   (1,776)        --         --         --        --
                                                              -------   --------   --------   --------   -------
Income (loss) from continuing operations....................  $(2,122)  $(38,307)  $(20,710)  $ (1,964)  $ 2,258
                                                              =======   ========   ========   ========   =======
Income (loss) per common share from continuing operations
  assuming dilution.........................................   $(0.14)  $  (2.32)  $  (1.05)  $  (0.10)  $  0.09
                                                              =======   ========   ========   ========   =======
Weighted average shares outstanding assuming dilution.......   14,739     16,519     19,686     18,976    25,102
                                                              =======   ========   ========   ========   =======

                                                                 DECEMBER 31,       MARCH 31,
                                                              -------------------   ---------
                                                                1996       1997       1998
                                                              --------   --------   ---------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 47,541   $ 18,027   $ 25,207
Total assets................................................   140,357    137,523    142,656
Long-term debt, less current portion........................     8,926        527        231
Total shareholders' equity..................................   108,414     97,559     99,967

---------------

(1) The Company was incorporated in August 1994 as a wholly-owned subsidiary of the Predecessor. The Predecessor was formed to develop and market electronic transaction processing services for the financial services and health care markets. In June 1995, in order to facilitate the transfer of the financial services business to First Data, the assets and liabilities of the Predecessor associated with the health care business were transferred to the Company. The Company was spun-off to shareholders through a stock dividend distribution, and the Predecessor was merged into First Data. The Company's financial statements incorporated by reference herein include financial information for the Predecessor through June 1995, with the financial services business shown as a discontinued operation. The above amounts exclude the results of discontinued operations as a result of the Predecessor's merger with First Data.
(2) Depreciation and amortization expense primarily relates to acquisitions and includes amortization of goodwill and identifiable intangible assets of $14.6 million and $20.0 million in 1996 and 1997, and $4.6 million and $5.3 million, in the three month periods ended March 31, 1997 and 1998, respectively. As of March 31, 1998, amortization expense related to acquisitions was expected to be approximately $18.7 million in 1998, $7.2 million in 1999 and $4.1 million in 2000. Although goodwill associated with the acquisition of NEIC will become fully amortized during the first quarter of 1999, the consummation of additional acquisitions may significantly increase future amortization costs.
(3) The 1996 results include expenses of $4.7 million relating to merger and facility integration costs in conjunction with the NEIC and Teleclaims acquisitions.
(4) Results for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 include expenses of $30.7 million, $35.0 million, and $3.0 million, respectively, related to the write-off of acquired in-process technology in conjunction with the acquisitions of NEIC, HDIC and DSS.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the Company's consolidated financial statements, including the notes thereto, incorporated by reference herein.

OVERVIEW

     The Company is a leading provider of EDI and transaction processing services to participants in the health care market, including pharmacies, physicians, hospitals, dentists, billing services, commercial insurance companies, managed care organizations, state and federal government agencies and others.

     On February 27, 1998, the Company completed business combinations with the ExpressBill Companies pursuant to separate agreements and plans of merger for an aggregate of 3.5 million shares of ENVOY Common Stock. These combinations have been accounted for as poolings of interests, and the historical financial statements of the Company for all periods have been restated to include the accounts and results of operations of the ExpressBill Companies.

     The Company also has made several acquisitions since the beginning of 1996, including the acquisitions of NEIC and several other businesses in 1996 (collectively, the "1996 Acquired Businesses") and HDIC and DSS in 1997 (collectively, the "1997 Acquired Businesses"). The 1996 Acquired Businesses and 1997 Acquired Businesses are sometimes collectively referred to herein as the "Acquired Businesses." These acquisitions were accounted for under the purchase method of accounting and, as a result, the Company has recorded the assets and liabilities of the Acquired Businesses at their estimated fair values, with the excess of the purchase price over these amounts being recorded as goodwill. The financial statements for all periods reflect the operations of the Acquired Businesses for the periods after their respective dates of acquisition.

     The Company's revenues principally have been derived from EDI and transaction processing services to the health care market which generally are paid for by the health care providers or third-party payors. Revenues generally are earned on a per transaction basis. In addition, total revenues include non-transaction based revenues derived from the ExpressBill Companies and some of the Acquired Businesses. This revenue includes maintenance, licensing and support activities, as well as the sale of ancillary software and hardware products and, in the case of the ExpressBill Companies, certain printing services.

     The Company's revenues generally are comprised of the following types of transaction processing services: (i) pharmacy EDI, (ii) medical and other EDI and (iii) patient statements. The table below shows the number of transactions processed by the Company for the periods presented:

                                                                         THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          MARCH 31,
                                           ---------------------------   -------------------
                                            1995      1996      1997       1997       1998
                                           -------   -------   -------   --------   --------
                                                            (IN THOUSANDS)
Pharmacy EDI.............................  363,084   478,526   597,609   146,662    178,512
Medical and other EDI....................   15,308   132,724   215,437    46,164     71,647
Patient statements.......................   24,582    54,251    99,823    19,546     33,637
                                           -------   -------   -------   -------    -------
          Totals.........................  402,974   665,501   912,869   212,372    283,796
                                           =======   =======   =======   =======    =======

The transactions reflected above include the transactions of the Acquired Businesses from the date of acquisition, and include the transactions of the ExpressBill Companies for all periods.

     While pharmacy EDI transactions currently represent a majority of the Company's total transactions, the fees associated with these transactions are significantly less than those received for medical EDI and patient statement transactions. As a result, pharmacy EDI revenue constituted less than 19% of the Company's total revenues in 1997, and less than 17% of the Company's total revenues in the first quarter of 1998. For 1997, the pharmacy EDI business grew at less than half the rate experienced in the Company's other businesses based on the number of transactions processed. As a result of this trend, the Company expects its pharmacy EDI business as presently conducted to represent a decreasing portion of the Company's total revenues in the future. As the mix of the Company's business changes, a decline in the growth rates associated with the Company's medical and other EDI and patient statement business could have a material adverse effect on the financial condition and operating results of the Company. There can be no assurance that the mix of the Company's business or growth rates will continue at their current level.

     The Company continues to actively pursue the acquisition of health care information businesses and other companies complementary to its business. The Company's ability to successfully negotiate and close acquisitions will materially impact the financial condition and operating results of the Company. There can be no assurance that the Company will find attractive acquisition candidates, be able to successfully finance and complete the acquisitions, consolidate and integrate such businesses following the acquisition or successfully operate them on a going forward basis.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the percentage relationship certain statements of operations items bear to revenues.

                                                                                 THREE MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenues...........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues...................................   59.8     50.0     48.3     49.5     47.1
Selling, general and administrative expenses.......   32.6     27.2     23.8     25.2     24.0
Depreciation and amortization......................    8.0     21.5     19.0     19.7     16.4
Merger and facility integration costs..............     --      5.2       --       --       --
Write-off of acquired in-process technology........     --     33.9     27.6      9.8       --
EMC losses.........................................     --      0.6       --       --       --
                                                     -----    -----    -----    -----    -----
Operating income (loss)............................   (0.3)   (38.4)   (18.7)    (4.2)    12.5
Interest income....................................    1.1      1.1      1.0      1.5      0.4
Interest expense...................................   (1.9)    (3.2)    (1.2)    (1.3)    (1.1)
                                                     -----    -----    -----    -----    -----
Income (loss) from continuing operations before
  income taxes and loss in investee................   (1.2)   (40.4)   (18.8)    (4.0)    11.8
Provision (benefit) for income taxes...............   (0.2)     1.9     (3.8)     2.4      6.5
Loss in investee...................................   (5.2)      --       --       --       --
                                                     -----    -----    -----    -----    -----
Income (loss) from continuing operations...........   (6.2)%  (42.3)%  (15.1)%   (6.4)%    5.3%
                                                     =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1998 AS COMPARED WITH THREE MONTHS ENDED MARCH 31, 1997

     Revenues. Revenues for the quarter ended March 31, 1998 were $42.5 million compared to $30.8 million for the same period last year, an increase of $11.7 million or 38.0%. The increase is attributable to internal growth of transaction volume and additional revenues generated from the 1997 Acquired Businesses.

     Cost of Revenues. Cost of revenues includes the cost of communications, computer operations, operating supplies, product development and customer support, as well as the cost of hardware sales and rebates to third parties for transaction processing volume. Cost of revenues in the first quarter of 1998 was $20.0 million compared to $15.2 million for the first quarter of 1997, an increase of $4.8 million or 31.6%. The dollar increase is attributable to the additional costs associated with the increased transaction volume and increases in rebates paid to third parties in connection with medical EDI transactions. The increase in rebates paid to third parties primarily results from an increase in the mix of claims received from large third party vendors and claim clearinghouses. If the mix of revenues continues to shift toward larger vendors and clearinghouses, the Company expects rebates to represent an increasing portion of its costs of revenues. As a percentage of revenues, cost of revenues continued to improve to 47.1% in the first quarter of 1998 compared to 49.5% in the first quarter of 1997. The improvement primarily is attributable to the Company's ability to spread certain fixed costs of revenue over a larger base of revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include marketing, finance, accounting and administrative costs. Selling, general and administrative expenses for the three months ended March 31, 1998 were $10.2 million compared to $7.8 million in the same period in 1997, an increase of 30.8%. As a percentage of revenues, however, selling, general and administrative expenses were 24.0% for the first quarter of 1998 compared to 25.2% for the first quarter of 1997. The improvement is attributable to the Company's ability to spread its infrastructure costs over a larger base of revenues. Transaction costs related to the business combinations with the ExpressBill Companies totaled $780,000 in the first quarter of 1998 and are included in selling, general and administrative expenses. Excluding these transaction costs, selling, general and administrative expenses as a percentage of revenues for the first quarter of 1998 would have been 22.1%.

     Depreciation and Amortization. Depreciation and amortization expense relates primarily to host computers, communications equipment and goodwill and identifiable intangible assets related to acquisitions. Depreciation and amortization expense for the first quarter of 1998 was $7.0 million compared to $6.1 million for the comparable period in 1997. The increase is primarily the result of the amortization of goodwill and identifiable intangible assets related to the 1997 Acquired Businesses. At March 31, 1998, the Company had net goodwill of $29.2 million associated with the Acquired Businesses remaining to be amortized over periods of three to 15 years following the acquisitions. In addition, the Company had net identifiable intangible assets of $21.0 million remaining to be amortized over two to nine year time periods, as applicable.

     Write-off of Acquired In-Process Technology. The Company incurred a one-time write-off of acquired in-process technology of $3.0 million in connection with the March 1997 acquisition of DSS. Such amount was charged to expense because this amount related to research and development that had not reached technological feasibility and for which there was no alternative future use.

     Net Interest Income (Expense). The Company recorded net interest expense of $292,000 for the three months ended March 31, 1998 compared to net interest income of $67,000 for the first quarter in 1997. Interest income decreased from $453,000 in the first quarter of 1997 to $145,000 in the first quarter of 1998. In August 1997, the Company acquired HDIC for approximately $36.4 million in cash and the assumption of certain liabilities associated with unfavorable contracts. Following this acquisition, the Company had less cash available for investment, accounting for the reduction in interest income in the first quarter of 1998. Interest expense increased from $386,000 in the first quarter of 1997 to $437,000 in the first quarter of 1998. Interest expense in 1998 resulted primarily from interest expense that is required to be imputed in order to account for the unfavorable long-term contracts assumed in the HDIC acquisition. Interest expense in the three months ended March 31, 1997 resulted primarily from the Company's $10.0 million 9% convertible subordinated notes issued in June 1995 (the "Convertible Notes"). In a series of transactions completed during 1996 and 1997, all of the Convertible Notes were converted into shares of Common Stock and, therefore, were not outstanding during the first quarter of 1998.

     Income Tax Provision. The Company's income tax provision for the first quarter of 1998 was $2.7 million compared to $739,000 in the comparable period in 1997. Amortization of certain goodwill and identifiable intangible assets is not deductible for income tax purposes.

FISCAL YEAR 1997 AS COMPARED WITH 1996

     Revenues. Revenues for the year ended December 31, 1997 were $137.6 million compared to $90.6 million for the same period last year, an increase of $47.0 million or 51.9%. The increase is attributable to internal growth of transaction volume and additional revenues generated from the Acquired Businesses following the date of acquisition, including non-transaction based sources of revenue from certain of the Acquired Businesses, such as software licenses, maintenance and support activities.

     Cost of Revenues. Cost of revenues in 1997 was $66.4 million compared to $45.3 million for 1996, an increase of $21.1 million or 46.6%. The dollar increase is attributable to the additional costs associated with the increased transaction volume, the inclusion of the Acquired Businesses following the date of acquisition and increases in rebates paid to third parties. As a percentage of revenues, cost of revenues improved to 48.3% in 1997 compared to 50.0% in 1996. The improvement primarily is attributable to the Company's ability to spread certain fixed costs of revenue over a larger base of revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1997 were $32.7 million compared to $24.6 million in 1996, an increase of 32.9%. The dollar increase is the result of the inclusion of the Acquired Businesses following the date of acquisition and the required infrastructure to support the larger base of revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 23.8% for 1997 compared to 27.2% for 1996. The improvement is attributable to a larger base of revenues and the elimination of certain duplicative costs realized in connection with the Acquired Businesses following the date of acquisition.

     Depreciation and Amortization. Depreciation and amortization expense for 1997 was $26.1 million compared to $19.5 million for 1996. The increase in 1997 is primarily the result of the amortization of $20.0 million in goodwill and identifiable intangible assets related to the Acquired Businesses, compared with $14.6 million in 1996. Depreciation and amortization increased further as the result of the additional investment in host computer systems and software to expand the Company's transaction processing capabilities.

     Merger and Facility Integration Costs. The Company recognized merger and facility integration costs in 1996 of $4.7 million related primarily to the NEIC and Teleclaims acquisitions. These charges represent costs incurred as a direct result of the plan to integrate NEIC and Teleclaims. The Company estimates that no future costs will be charged to merger and facility integration costs related to NEIC and Teleclaims.

     Write-off of Acquired In-Process Technology. The Company recorded write-offs of acquired in-process technology of $38.0 million and $30.7 million in 1997 and 1996, respectively. The 1997 write-offs related to the HDIC and DSS acquisitions, and the 1996 write-offs related to the NEIC and Teleclaims acquisitions. Such amounts were charged to expense because the amounts related to research and development that had not reached technological feasibility and for which there was no alternative future use.

     Net Interest Expense. The Company recorded net interest expense of $265,000 for 1997 compared to net interest expense of $1.8 million for 1996. The Company incurred additional interest expense in 1997 resulting from the imputed interest expense related to certain unfavorable contracts assumed as part of the HDIC acquisition. This additional interest expense was offset partially by interest income earned on cash and cash equivalents. Net interest expense in 1996 primarily resulted from interest on outstanding borrowings under the Company's credit facilities and the Convertible Notes. The borrowings, which consisted of a $25 million term loan and approximately $12.9 million outstanding under the Company's revolving credit facility, were repaid in 1996 with a portion of the proceeds from the Company's August 1996 public offering of 3,320,000 shares of Common Stock.

     Income Tax Provision (Benefit). The Company's income tax benefit for 1997 was $5.2 million compared to a tax provision of $1.7 million in 1996. The tax benefit recorded in 1997 reflects a deferred income tax benefit of $13.3 million associated with the $35.0 million charge for the write-off of acquired in-process technology related to the HDIC acquisition.

FISCAL YEAR 1996 AS COMPARED WITH 1995

     Revenues. Revenues for the year ended December 31, 1996 were $90.6 million compared to $34.2 million for the same period in 1995, an increase of $56.4 million or 165%. This increase is primarily attributable to additional revenues generated from the 1996 Acquired Businesses following the date of acquisition and an increase in pharmacy EDI transactions over 1995.

     Cost of Revenues. Cost of revenues in 1996 was $45.3 million compared to $20.4 million in 1995, an increase of 122%. The dollar increase is attributable to the inclusion of results of the 1996 Acquired Businesses following the date of acquisition and increased transaction volume in the Company's pre-acquisition business. As a percentage of revenues, cost of revenues was 50.0% in 1996 compared to 59.8% in 1995. The improvement is attributable to the inclusion of results of the 1996 Acquired Businesses following the date of acquisition, which historically experienced higher gross profit margins than those of the Company's pre-acquisition business.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1996 were $24.6 million compared to $11.2 million in 1995, an increase of 120%. These expenses increased due to the inclusion of results of the 1996 Acquired Businesses following the date of acquisition and the additional costs associated with such acquisitions. As a percentage of revenues, selling, general and administrative expenses decreased to 27.2% for 1996 compared to 32.6% for 1995. The improvement is attributable to a larger base of revenues as well as the elimination of certain duplicative costs realized in connection with the 1996 Acquired Businesses following the date of acquisition.

     Depreciation and Amortization. Depreciation and amortization expense for 1996 was $19.5 million compared to $2.7 million for 1995. The increase is the result of the amortization of goodwill and identifiable intangible assets during 1996 of $14.6 million primarily related to the 1996 Acquired Businesses. Depreciation and amortization increased further as the result of the additional investment in host computer systems during 1996 to expand the Company's transaction processing capabilities.

     Merger and Facility Integration Costs. The Company recognized merger and facility integration costs in 1996 of $4.7 million related to the NEIC and Teleclaims acquisitions.

     Write-off of Acquired In-Process Technology. The Company recorded a write-off of acquired in-process technology of $30.7 million in 1996 related to the NEIC and Teleclaims acquisitions. Such amounts were charged to expense because the amounts related to research and development that had not reached technological feasibility and for which there was no alternative future use.

     EMC Losses. In January 1995, ENVOY acquired a 17.5% interest in EMC*Express, Inc. ("EMC") and also entered into an agreement for the management of EMC which required the Company to fund certain of EMC's operating costs in the form of advances. The Company determined that it was probable an impairment of its equity investment in EMC as of December 31, 1995 had occurred. As a result, the Company recognized losses in 1996 of $540,000 relating to the funding of EMC operating losses through the termination date of the management agreement in March 1996. Based upon the Company's decision to terminate the management agreement, the Company discontinued the equity method of accounting for EMC and began accounting for the investment on a cost basis. Accordingly, the loss related to EMC has been charged to operating expense. Following the termination of the management agreement, certain shareholders of EMC filed a lawsuit against the Company asserting claims for breach of contract and negligent conduct. In October 1996, the Company acquired the remaining 82.5% interest in EMC and settled the related lawsuit.

     Net Interest Expense. The Company recorded net interest expense in 1996 of $1.8 million compared to $279,000 of net interest expense for 1995. The increase in interest expense is the result of increased borrowings under the Company's bank credit facilities and interest associated with the Convertible Notes, which more than offset interest income on the Company's available cash.

     Income Tax Provision (Benefit). The Company's income tax provision in 1996 was $1.7 million compared to an income tax benefit of $50,000 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred operating losses in recent years primarily as a result of the write-off of acquired in-process technology related to the Acquired Businesses, together with substantial non-cash depreciation and amortization charges. During these periods, however, operations have generated positive cash flows of $1.8 million in 1995, $3.2 million in 1996, $22.0 million in 1997 and $12.7 million for the three months ended March 31, 1998.

     Investing activities consist primarily of payments for acquired businesses and purchases of property and equipment. Investing activities used $13.3 million in 1995, $94.0 million in 1996, $51.2 million in 1997 and $1.4 million in the three months ended March 31, 1998.

     Financing activities consist primarily of proceeds from the issuance of capital stock, and proceeds from and payments on debt. Financing activities provided $7.4 million in 1995, $127.2 million in 1996 and $1.0 million in 1997, and used $1.6 million in the three months ended March 31, 1998.

     On May 6, 1998, the Company completed the acquisition of Synergy for $10.0 million in cash. Following this acquisition and as of May 6, 1998, the Company had available cash and cash equivalents of approximately $7.0 million.

     The Company purchases additional computer hardware and software products from time to time as required to support the Company's business. The Company incurred capital expenditures of $8.7 million and $5.4 million for 1997 and 1996, respectively, primarily for computer hardware and software products. The Company currently estimates that total capital expenditures for 1998 will be approximately $8 to $9 million.

     The Company is expensing as incurred all costs associated with system changes related to its Year 2000 compliance project. The Company estimates that the total cost of the Year 2000 expenses will be approximately $4.0 million, of which approximately $2.5 million will be incurred during 1998. These costs are being funded with available cash. See "Risk Factors -- Year 2000 Compliance."

     At May 6, 1998, the Company had no amounts outstanding under its $50 million revolving credit facility. Any future borrowings made under the credit facility would bear interest at a rate equal to the Base Rate (as defined in the credit facility) or an index tied to LIBOR. Any future borrowings under the credit facility would be due and payable in full on June 30, 2000. The credit facility contains financial covenants applicable to the Company and its subsidiaries, including ratios of debt to capital, annualized EBITDA to annualized interest expense and certain other financial covenants customarily included in a credit facility of this type. The Company and its subsidiaries also are subject to certain restrictions relating to payment of dividends, acquisitions, incurrence of debt and other restrictive provisions. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

     In February 1998, the Company issued 3.5 million shares of Common Stock in connection with the ExpressBill Companies' business combinations. Also in February 1998, 930,233 shares of the Company's Series B Preferred Stock were converted into an equal number of shares of Common Stock. As a result of these transactions, the number of shares of Common Stock outstanding increased by approximately 4.4 million shares, or 27%, to 21.1 million shares.

     From time to time, the Company has engaged and will continue to engage in acquisition discussions with health care information businesses and other companies complementary to its business. In the event the Company engages in such acquisitions in the future, its currently available capital resources may not be sufficient for such purposes and the Company may be required to incur additional indebtedness or issue additional capital stock, which could result in increased interest expense or dilution to existing investors.

     Based on current operations, anticipated capital needs to fund known expenditures and current acquisitions, the Company believes its available cash, cash flow from operations and the $50.0 million revolving credit facility will provide the capital resources necessary to meet its liquidity and cash flow requirements over the next 12 months, including the Company's current short-term obligations. The Company believes that present funding sources will provide the ability to meet long-term obligations as they mature. The Company's available cash is invested in interest bearing securities with maturities of up to 30 days.

SEASONALITY

     ENVOY's business is to some extent seasonal, with more revenues being generated from September through March as a result of a greater number of health care transactions arising in those months, while operating expenses tend to remain relatively constant over the course of the year.

IMPACT OF INFLATION

     Inflation has not had a significant impact on ENVOY's results of operations to date.

                                    BUSINESS

GENERAL

     ENVOY is a leading provider of EDI and transaction processing services to participants in the health care market, including pharmacies, physicians, hospitals, dentists, billing services, commercial insurance companies, managed care organizations, state and federal governmental agencies and others. The Company provides health care EDI services on a real-time and batch-processing basis by utilizing proprietary computer and telecommunications software and microprocessor technology. ENVOY is one of the largest processors of electronic real-time pharmacy and commercial third-party payor batch transactions in the United States based upon annual transaction volume. Through the Company's recently completed business combinations with the ExpressBill Companies, the Company believes that it has the largest patient statement processing and printing services business in the United States, processing more than 100 million patient statements annually. ENVOY's transaction network, which processed approximately 984.3 million transactions in the 12 months ended March 31, 1998, consisted of approximately 200,000 physicians, 35,000 pharmacies, 40,000 dentists, 4,500 hospitals and 811 payors, including approximately 46 Blue Cross Blue Shield Plans, 59 Medicare Plans and 38 Medicaid Plans as of March 31, 1998.

INDUSTRY BACKGROUND

     Throughout the 1980's, advances in computer software, telecommunications and microprocessor technology enabled the development of on-line, real-time systems that electronically capture and transmit information, replacing the recording and processing of transaction information on paper. In addition to offering greater convenience, these electronic systems reduce processing costs, settlement delays and losses from fraudulent transactions. The earliest and most significant advances in electronic transaction processing occurred in the financial services market, particularly in the areas of credit card authorization and settlement. The Company believes the evolution of electronic transaction processing in the financial services market has created the framework for automation of other markets, such as health care, still dominated by paper-based processing.

     The first major departure from paper-based claims processing in the health care market occurred in the late 1980s in the pharmacy industry. Medicare and Medicaid payment reforms and cost saving initiatives by third-party commercial payors and large retail pharmacy chains led to a significant increase in electronic processing of pharmacy third-party claims. The development and use by pharmacies of practice management software products that include the capability of connecting with an electronic claims processing network also facilitated the movement to electronic claims processing.

     The Company believes EDI transaction processing offers a number of benefits to health care payors and providers. The elimination or reduction of paper-based transactions significantly lowers claims processing costs of payors, and on-line encounter and referral information provides more efficient medical cost management for managed care organizations and networked providers. In addition, payors are able to more easily detect fraud and screen for unusual utilization trends. From the health care providers' standpoint, information pertaining to eligibility, authorization and reimbursement can be more easily accessed and transmitted. By processing claims electronically, providers also reduce overhead costs and staff time and improve accounts receivable management.

     There are many types of transactions, information exchanges and other communications that occur between the various participants in the health care industry, including patients, pharmacies, physicians, hospitals, dentists, billing services, commercial insurance companies, managed care organizations, state and federal government agencies and others. While electronic transaction processing for certain portions of the health care market has increased over the past few years, many health care transactions continue to be paper-based and manually-processed. Existing EDI services in this market primarily consist of:
(i) on-line verification of patient eligibility by pharmacies, health care providers and third-party payors (both commercial and governmental) through direct network communications; (ii) verification that the provider is eligible to treat the patient; (iii) verification that the patient is eligible for the treatment; (iv) filing of encounter data;

(v) referral management for providers and payors; and (vi) batch processing of health care reimbursement claims through a central clearinghouse.

     Health care providers initiate electronic transaction processing through dedicated point-of-service terminals, stand alone software or software integrated with the provider's management information system. Providers can verify patient eligibility or obtain authorization for services at the time of appointment or registration by transmitting patient data to the processor across a telecommunication line. The processor then interfaces with the payor to obtain an eligibility or authorization confirmation which is transmitted back to the provider. The submission of claims generally occurs by providers aggregating claims throughout the day and submitting them electronically to a clearinghouse in batch. Claims are sorted, formatted and edited by the clearinghouse, and are then forwarded electronically to the payor. The claim is processed by the payor and the adjudicated response is communicated back to the provider. To the extent required, the payor sends a check to the provider or, in certain circumstances, initiates an electronic funds transfer to the provider's account.

     According to the Health Data Directory, approximately 86% of the 1.7 billion third-party pharmacy claims processed in 1997 were processed electronically. The Company believes that only a small percentage of nonclaim pharmacy transactions, such as the delivery of prescriptions by the physician to the pharmacist or formulary inquiries to pharmacy benefit managers, are delivered electronically through real-time on-line systems. The Company believes that there are opportunities to expand electronic processing to other areas in the pharmacy market. Also, as the population continues to grow and more benefit plans include prescription programs, the Company believes the demand for real-time processing of pharmacy transactions should continue to increase correspondingly.

     In addition to pharmacies, other providers, including hospitals, physicians and dentists, transmit third-party reimbursement claims electronically, largely on a batch basis through claims clearinghouses. According to the Health Data Directory, approximately 42% of the 2.5 billion non-pharmacy health care claims processed in 1997 were processed electronically. The recent growth of managed care and governmental health care cost containment efforts have increased the use of real time transaction processing by hospitals and physicians by emphasizing not only lower costs, but improved operating efficiencies and increasing accountability. Certain state Medicaid programs permit providers to electronically verify Medicaid eligibility on a real-time basis, and certain managed care companies have encouraged their provider networks to utilize real-time EDI for authorizations, encounter reports and referrals. The Company believes that there are significant opportunities for further expansion of EDI transactions to the non-pharmacy sector of the health care market, both for claims processing as well as for clinical and other purposes.

STRATEGY

     ENVOY's strategy is to maintain and enhance its leadership position in the health care EDI and transaction processing industry. The key elements of this strategy include:

          Leverage current strengths in the health care EDI and transaction processing industry. ENVOY intends to continue to expand its real-time pharmacy and health care EDI and transaction processing business through aggressive marketing and strategic alliances with third parties that have access to a large number of health care industry participants. The Company believes that its strengths include an extensive transaction network and range of health care EDI delivery platforms between payors and providers and high quality customer service. In addition, the Company will seek to leverage its transaction volume in an effort to be the low cost provider of health care EDI services.

          Expand product and service offerings. The Company believes that much of the information that flows from and among each of the various participants in the health care market can be transmitted electronically and by third parties, such as the Company, with greater efficiency and cost effectiveness. The Company intends to expand its health care EDI and transaction processing business to include electronic prescriptions, lab orders, lab results and other transactions. The Company's software enables providers and payors to electronically process transactions such as remittance advice, patient rosters, electronic fund transfers and E-mail.

          Extend EDI and transaction processing network within the health care industry. The Company plans to increase the connection to and interconnection among physicians, hospitals, pharmacies, managed care organizations and other third-party payors, laboratories, medical equipment suppliers and, eventually, employers and patients. The Company believes that a higher degree of interconnectivity among these health care participants will increase the overall level of electronic and related transactions.

          Pursue strategic acquisitions. The Company expects to continue to pursue acquisitions of related health care information businesses in order to achieve greater economies of scale and to remain a cost effective provider of transaction processing services. In addition, the Company believes that as the currently fragmented health care EDI and transaction processing industry grows and consolidates, acquisition opportunities should arise for the Company as well as other market competitors and, thus, lead to the emergence of a few industry leaders. The Company believes that, among other opportunities, low volume processors may eventually seek to sell their portfolios of physician and hospital customer relationships to higher volume electronic transaction processors such as the Company. The Company also intends to continue to pursue strategic acquisitions as a means of broadening its product and service offerings, as it did with the business combinations with the ExpressBill Companies and the acquisition of Synergy.

COMPANY SERVICES

     ENVOY provides various EDI and transaction processing services to participants in the health care market.

     Real-time Transaction Processing. The Company provides real-time transaction processing for pharmacy claim adjudication and managed care transactions for health care providers and payors.

     A standard pharmacy transaction commences with an inquiry by the pharmacy, through a point-of-service terminal or personal computer terminal, to determine whether the patient is covered by a benefit program. After eligibility is confirmed, the claim is settled and the payor transmits to the pharmacy information regarding the amount and timing of the pending payment. As of March 31, 1998, ENVOY's pharmacy EDI network was linked to approximately 35,000 of the estimated 51,000 retail pharmacies in the United States, including 40 of the top 50 retail pharmacy chains.

     ENVOY's real-time managed care transactions between providers and payors include (i) verification of the patient's enrollment in a program; (ii) verification that the provider is eligible to treat the patient; (iii) verification that the patient is eligible for a particular treatment; (iv) filing of encounter data; (v) referral to a specialist; and (vi) other ancillary transactions. Through its EDI and transaction processing network, the Company has real-time access to several of the largest managed care and commercial insurer databases in the United States, including Prudential Healthcare, CIGNA, AUSHC, Oxford Health Plans, MetraHealth, Pacificare, Empire Blue Cross and Blue Shield and Blue Cross and Blue Shield for the National Capital Area, and is a sponsored participant to the Blue Cross and Blue Shield BluesNet network. For Medicaid eligibility verification and related transactions, the Company currently has access to databases for 27 states. In addition, if a patient wishes to pay the deductible or co-payment amounts by credit card, ENVOY's services provide the ability to obtain payment authorization and verification at the provider's offices.

     Batch Transaction Processing. With the acquisition of NEIC, ENVOY became one of the nation's largest processors of commercial third-party payor claims and enhanced its electronic network with connections to a significant number of health care providers and payors across the United States. Batch transactions are predominantly used to process reimbursement claims in traditional fee-for-service commercial or government payor systems and to process encounter data in capitated environments. These transactions are not as time-sensitive or as easily processed on a real-time basis and, as a result are processed on a collective and delayed basis, usually daily. To submit claims, health care providers collect data throughout the day and then electronically forward these claims in bulk to a clearinghouse. ENVOY's clearinghouse electronically collects and verifies receipt of the claims and performs reformatting and editing required to conform to a particular payor's specifications, aggregates daily transactions by payor and transmits claims to payors based upon each payor's chosen communications protocols. As of March 31, 1998, ENVOY's transaction network was connected with 668 of the commercial third-party payors, including all of the top 20 commercial payors (based upon the number of members covered by such third-party payors).

     EDI Products and Interfaces. The Company has developed a range of hardware and software products and interfaces to facilitate the adoption of EDI by its customers. In addition, ENVOY supports industry standards of the American National Standards Institute X12N Subcommittee and Healthcare Financing Administration National Standards. These products, and the functions they enable, include the following:

          ENline(R). The Company's ENline family of proprietary software products performs all of the transactions of a stand alone point-of-service terminal and has enhanced functionality to facilitate both batch and real-time processing. The point-of-service terminal product, called ENline Genesis, is designed to handle real-time transactions and allow the Company to rapidly and cost effectively connect a significant number of providers into the transaction network. The point-of-service terminals can be accessed remotely to modify application software and communications parameters, allowing the Company the flexibility to implement changes in services relatively easily. Point-of-service terminals often are purchased from the Company by payors, who are sponsoring a managed care network, and offered by the payors to providers free of charge. In addition, providers may purchase terminals from the Company for a fee.

          The Company also has developed certain ENline PC-based products with enhanced functionality features and open Application Program Interfaces ("APIs"). The APIs are established at the operating system level and are designed to enable the Company's software to run on a wide variety of operating systems including DOS, UNIX and Windows. The ENline PC-based products can either function as a stand alone data entry system or work in conjunction with physician practice management software. The stand alone version, ENline Companion, is offered directly to providers. ENline Synergy is designed for integration into a practice management software product. The Company, in conjunction with the practice management vendor, integrates ENline Synergy into the practice management system for distribution by the practice management vendor to the provider. ENline Synergy also controls the editing and distribution of the information from the practice management system to the Company's network.

          Automatic Eligibility Verification. During 1996, the Company acquired technology for the automation of eligibility requests through the acquisition of National Verification Systems, L.P. ("NVS"). This technology interfaces with hospital and large practice management information systems to automatically verify patient eligibility at the time of admission or scheduling. Eligibility requests are obtained from the Company's real-time transaction processing network. In addition to eligibility verification, the Company's eligibility verification system provides statistical reporting on patient demographics for hospitals and/or physician practices.

          Automatic Transaction Posting. Through the acquisition of substantially all of the assets of DSS in March 1997, the Company acquired EDI technology used for automatic posting of transactions into a hospital or practice management information system. This technology, which has been integrated to work in tandem with NVS's automatic eligibility verification technology, uses transactions obtained from the Company's real-time and batch processing centers to perform automated remittance posting, accelerated secondary billing and member update of eligibility information.

     Patient Statements. Through the business combinations with the ExpressBill Companies, the Company is able to offer automated patient billing services to the hospital and other health care provider markets. The Company believes it has the largest stand alone patient statement processing and printing services business in the United States, processing more than 100 million patient statements annually. The Company's patient statement services include electronic data transmission and formatting, statement printing and mailing services for health care providers and practice management system vendors.

     Customer Service. As an adjunct to its transaction processing services, the Company maintains customer service facilities with help desks for customer inquiries. Client support employs a modern call tracking and response system which is directly connected to the real-time and batch processing centers. The customer service staff is available via a toll-free telephone number. Customer support services are frequently included in the contract price for transaction processing services, but also may be billed separately, depending upon the specific contract terms. The Company also offers other services, such as on-site and telephone product training, installation and terminal repair and replacement.

SALES AND MARKETING

     The Company develops and maintains payor, provider and vendor relationships primarily through its direct sales and marketing personnel located throughout the United States. As of May 8, 1998, ENVOY employed approximately 115 sales and marketing personnel. The Company's primary sales and marketing strategy focuses on selling its services to organizations that have relationships with or access to a large number of providers, including major health care practice management system vendors. These relationships give ENVOY access to a large health care provider population as the Company expands the breadth of its services from the payor to the health care providers' desktop.

     In the pharmacy segment, the Company traditionally has established relationships with large retail pharmacy chains and pharmacy software vendors. To market its batch claims processing services, the Company develops relationships with third-party payors and large submitters of claims. Real-time managed care EDI services are offered to providers either directly by the Company's sales force or indirectly through commercial managed care organizations. In addition, the Company works closely with practice management system vendors to provide an integrated solution to health care industry participants.

CUSTOMERS

     The Company's principal customers consist of health care providers, such as pharmacies, physicians, hospitals, dentists and billing services, and third-party payors, such as commercial indemnity insurers, managed care organizations and state and federal governmental agencies. Primarily as a result of the HDIC acquisition, the Company has one customer, AUSHC, that accounted for approximately 12% of the Company's revenues during 1997. Prior to 1997, no customer accounted for more than 10% of the Company's revenues.

OPERATIONS

     The Company delivers its services through an integrated electronic transaction processing system, which includes ENVOY-designed software, host computer hardware, network management, switching services and the ability to interact with customers' personal computers and a variety of point-of-service devices, most of which were originally designed by the Company.

     ENVOY's real-time host computer system consists of Stratus and Data General mini computers designed and configured to operate 24 hours a day, seven days a week. The Stratus systems are scaleable and are designed and manufactured to accommodate a fault-tolerant, nonstop environment. A fault-tolerant environment is provided for the Data General systems by maintaining on-line standby computers. The real-time host computer system data center is protected by automated fire suppression systems designed to extinguish fire with minimal damage to the computer equipment. The data center is further protected by uninterruptible power supply systems consisting of diesel generators and battery backups. In case of loss of commercial power, these systems can supply power to the data center to continue operations. The data center can only be entered by accessing a password protected security lock. The software and related data files are backed up nightly and stored off-site.

     The Company's real-time communications network consists of dedicated circuits, T-l facilities and dial-up modem ports, which facilitate electronic real-time communication among payors, providers and other users of time-sensitive health care information. This communications network is designed to provide a low cost, multipath host access from a computer modem or point of service device with minimal delays and a high degree of accuracy and integrity. The Company manages multiple lease lines to pharmacies and third-party payors. The Company uses a number of different nationwide public communications networks to provide access to substantially all potential domestic customers.

     To minimize the possibility that a customer might experience delay by a failed or overloaded circuit, at least two potential communications paths are provided for each transaction. Utilizing ENVOY's call tracking system, transactions are rerouted under centralized control to receive the lowest communications cost available and to bypass failed or overloaded communications nodes.

     A substantial portion of the Company's batch claim processing is outsourced. Utilizing the Company's proprietary software, a third-party processes batch transactions on an IBM 3090 mainframe computer coupled with a RISC-based communications network server. The contractual arrangement between the Company and the third-party processor requires the processor to maintain 24 hours a day, seven days a week processing capability and a "hot site" disaster recovery system. The Company's current contract with this third-party processor expires in December 1998.

PROPRIETARY RIGHTS

     ENVOY owns certain of the software and systems designs that it uses and has a limited, perpetual, nonexclusive, royalty-free license to use other software and systems designs, such as the point-of-service device designs which were developed by the Predecessor. The Company also licenses certain other software from third parties.

     The Company's success is dependent in part upon electronic transaction processing technology developed by the Company. A combination of trade secrets, service mark, copyrights, patents and contract protection is used to establish and protect that technology. There can be no assurance these legal protections and the precautions taken by the Company will be adequate to prevent misappropriation of technology used by ENVOY. In addition, the legal protections do not prevent independent third-party development of competitive technology.

COMPETITION

     The Company faces potential competition in the health care EDI and transaction processing market not only from other companies that are similarly specialized, including former regional partners of the Company that have direct provider relationships, but also from companies involved in other, more highly developed sectors of the electronic transaction processing market. Such companies could enter into, or focus more attention on, the health care EDI and transaction processing market as it develops. In addition, the Company faces competition by selected providers bypassing the Company's electronic network and going directly to the payor. Many of ENVOY's existing and potential competitors have greater financial, marketing and technological resources. There can be no assurance that the Company can continue to compete successfully with its existing and potential competitors in the health care EDI and transaction processing market.

     Factors influencing competition in the health care market include (i) compatibility with the provider's software and inclusion in practice management software products, (ii) in the case of the pharmacy market, relationships with major retail pharmacy chains, and (iii) relationships with third-party payors and managed care organizations. The Company believes that the breadth, price and quality of its services are the most significant factors in developing and maintaining relationships with pharmaceutical chains, third-party payors and managed care organizations.

EMPLOYEES

     As of May 8, 1998, ENVOY had approximately 850 employees, including approximately 600 salaried and 250 non-salaried employees (including temporary employees). None of these employees is represented by a union. ENVOY believes its relationship with its employees is good.

GOVERNMENT REGULATION

     Governmental regulatory policies affect the charges for and the terms of ENVOY's access to private line and public communications networks. ENVOY also must obtain certification on the applicable communications network for design innovations for point-of-service devices and proprietary software. Any delays in obtaining necessary certifications with respect to future products and services could delay their introduction. In addition, the Federal Communications Commission requires ENVOY's products and services to comply with certain rules and regulations governing performance. The Company believes its existing products and services comply with all current rules and regulations. The Company can give no assurance, however, that such rules and regulations regarding access to communications networks will not change in the future. In addition, legislation has been proposed which would mandate standards and impose restrictions on the Company's ability to transmit health care EDI and transaction data. See "Risk Factors -- Health Care Data Legislation." Changes in such rules, regulations or policies or the adoption of legislation that make it more costly to communicate on networks could adversely affect the demand for or the cost of supplying services in the health care EDI transaction processing business.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

NAME                           AGE                           POSITION
----                           ---                           --------
Fred C. Goad, Jr.(1).........  57    Chairman of the Board, Co-Chief Executive Officer and
                                     Director
Jim D. Kever(1)..............  45    President, Co-Chief Executive Officer and Director
Kevin M. McNamara............  42    Senior Vice President, Chief Financial Officer and
                                     Director
Harlan F. Seymour............  48    Senior Vice President of Corporate Strategy and
                                     Development and Director
William E. Ford(2)...........  36    Director
W. Marvin Gresham(3).........  68    Director
Laurence E. Hirsch(1)(3).....  52    Director
Richard A. McStay(2).........  61    Director
Dewey A. Greene..............  42    Chief Operating Officer
Sheila H. Schweitzer.........  50    Senior Vice President of Operations
Gregory T. Stevens...........  33    Vice President, General Counsel and Secretary

---------------

(1) Member of Executive Committee of the Board of Directors.
(2) Member of Audit Committee of the Board of Directors.
(3) Member of Compensation Committee of the Board of Directors.

     Mr. Goad has served as the Company's Chairman of the Board and Co-Chief Executive Officer since August 1995 and served as President and a Director since the Company's incorporation in August 1994. Mr. Goad served as Chief Executive Officer and a Director of the Predecessor from September 1985 through June 6, 1995. Mr. Goad also is a Director of Performance Food Group Company, a food distribution company, and is a Director of Oacis Healthcare Systems, Inc., a clinical healthcare software and services company.

     Mr. Kever has served as the Company's President and Co-Chief Executive Officer since August 1995, and as a Director since the Company's incorporation in August 1994. Prior to such time, he served as the Company's Executive Vice President, Secretary and General Counsel. Mr. Kever had served as a Director and Secretary, Treasurer and General Counsel of the Predecessor since 1981 and as Executive Vice President since 1984. Mr. Kever also is a Director of Transaction Systems Architects, Inc., a supplier of electronic payment software products and network integration solutions, and 3D Systems Corporation, a manufacturer of technologically advanced solid imaging systems and prototype models.

     Mr. McNamara has served as the Company's Senior Vice President and Chief Financial Officer since February 1996, and as a Director since July 1997. Before joining the Company, he served as President of NaBANCO Merchant Services Corporation, a subsidiary of First Financial Management Corporation ("FFMC"), from October 1994 to December 1995. Mr. McNamara served as Senior Executive Vice President and Chief Financial Officer of National Bancard Corporation, another subsidiary of FFMC, from January 1992 through September 1994.

     Mr. Seymour has served as the Company's Senior Vice President of Corporate Strategy and Development since August 1997, and as a Director since October 1996. Before joining the Company as a full-time employee in August 1997, Mr. Seymour was a partner in Jefferson Capital Partners, Ltd., an investment banking firm, from September 1996 to June 1997. Prior to such time, he served as Executive Vice President and Chief Operating Officer, Business Development, of Trigon Blue Cross Blue Shield, a leading health care insurance services company ("Trigon"), from August 1994 to June 1996. Before joining Trigon, Mr. Seymour was with FFMC, for 11 years, serving in a variety of senior corporate positions, where his last responsibility was President and Chief Executive Officer of First Health Services Corporation, a wholly-owned subsidiary of FFMC.

     Mr. Ford was appointed a Director of the Company on March 6, 1996. Mr. Ford has served as a managing member of General Atlantic Partners LLC, the general partner of General Atlantic Partners 25, L.P. and as a general partner of GAP Coinvestment Partners, L.P. since 1991. Mr. Ford also serves as a

Director of GT Interactive Software Corporation, a provider of entertainment and educational consumer software; MAPICS, Inc., a provider of enterprise resource planning software applications for manufacturing enterprises; LHS Group, Inc., a provider of scaleable client/server-based billing solutions to carriers in the telecommunications industry; SS&C Technologies, Inc., a financial software company; and E*Trade Group, Inc., a discount on-line electronic brokerage company.

     Mr. Gresham has served as a Director of the Company since February 1995 and had served as a Director of the Predecessor from 1981 through June 6, 1995. Mr. Gresham is the retired President of Gresham Drugs, Inc., a chain of pharmacies in the State of Florida.

     Mr. Hirsch has served as a Director of the Company since February 1995 and had served as a Director of the Predecessor from 1987 through June 6, 1995. Mr. Hirsch has served as the President of Centex Corporation, a corporation engaged in home building, mortgage banking and related businesses, from March 1985 to July 1991, as its Chief Executive Officer since July 1988, and as its Chairman of the Board of Directors since July 1991. Mr. Hirsch also serves as a Director of Commercial Metals Company, a company engaged in the manufacturing and recycling of steel and metal products, and as a Trustee of BlackRock Investors, Inc., a registered investment company.

     Mr. McStay has served as a Director of the Company since February 1995 and had served as a Director of the Predecessor from 1985 through June 6, 1995. Mr. McStay served as President of Southern Capital Advisors, Inc., the investment advisory subsidiary of Morgan Keegan & Company, Inc., from 1986 until his retirement in March 1998, and is a Director of TBC Corporation, a wholesaler of automobile tires and accessories.

     Mr. Greene has served as the Company's Chief Operating Officer since March 1998. Before joining the Company, Mr. Greene served from March 1994 to September 1997 as a division president for Columbia/ HCA Healthcare Corporation. Prior to such time, he served as Chief Executive Officer of Longview Regional Hospital, a wholly-owned subsidiary of HealthTrust, Inc., from July 1991 to March 1994.

     Ms. Schweitzer currently serves as the Company's Senior Vice President of Operations. Before joining the Company in August 1995, Ms. Schweitzer served from December 1991 to July 1995 as President and Chief Executive Officer of Medical Management Resources, Inc., a health care EDI services company which is a wholly-owned subsidiary of The Associated Group, Inc.

     Mr. Stevens currently serves as the Company's Vice President, General Counsel and Secretary. From 1990 until he joined the Company in September 1996, Mr. Stevens was an attorney with the law firm of Bass, Berry & Sims PLC in Nashville, Tennessee.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Shareholders as of May 3, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby.

                                          SHARES OF COMMON STOCK                    SHARES OF COMMON
                                               BENEFICIALLY                     STOCK TO BE BENEFICIALLY
                                              OWNED PRIOR TO                             OWNED
                                               OFFERING(1)           SHARES        AFTER OFFERING(1)
                                         ------------------------     BEING     ------------------------
NAME                                      NUMBER       PERCENT(2)    OFFERED      NUMBER     PERCENT(2)
----                                     ---------     ----------   ---------   ----------   -----------
Richard B. McIntyre(3).................  2,131,000     10.1%/8.9%     965,000   1,166,000    5.5%/4.9 %
Michael F. Marolf, Sr.(3)..............    713,854     3.4/3.0        305,937     407,917    1.9/1.7
Jeffrey B. Marolf(3)...................    217,048     1.0/*           93,021     124,027    */*
Lisa A. Marolf(3)......................    217,048     1.0/*           93,021     124,027    */*
Michael F. Marolf, Jr.(3)..............    217,048     1.0/*           93,021     124,027    */*
Fred C. Goad, Jr.(4)...................    681,723(5)  3.2/2.8        100,000     581,723    2.7/2.4
Jim D. Kever(6)........................    710,526(7)  3.3/2.9        100,000     610,526    2.8/2.5
                                         ---------     ---------    ---------   ---------    --------
          Total........................                             1,750,000
                                                                    =========

---------------

  * less than one percent
(1) For the purpose of determining "beneficial ownership," the rules of the Securities and Exchange Commission ("SEC") require that every person who has or shares the power to vote or dispose of shares of stock be reported as a "beneficial owner" of all shares as to which such power exists. As a consequence, multiple persons may be deemed to be the "beneficial owners" of the same securities. The SEC rules also require that certain shares of stock that a beneficial owner has the right to acquire pursuant to the exercise of stock options within 60 days of the date as of which information is reported are deemed to be outstanding for the purpose of calculating the percentage ownership of such owner, but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person. At the close of business on May 3, 1998, there were 21,101,783 and 2,800,000 shares of Common Stock and Series B Preferred Stock, respectively, outstanding.
(2) The second percentage assumes conversion of all outstanding shares of Series B Preferred Stock into Common Stock.
(3) The indicated shareholder received the shares of Common Stock in connection with the Company's business combinations with the ExpressBill Companies. In connection with these business combinations, the former shareholders of the ExpressBill Companies received the right to demand the registration of the shares being offered hereby pursuant to a Registration Rights Agreement, dated February 27, 1998.
(4) Mr. Goad is the Chairman of the Board, Co-Chief Executive Officer and a Director of ENVOY. See "Management."
(5) Includes 460,000 shares issuable pursuant to exercisable options for the purchase of Common Stock.
(6) Mr. Kever is the President, Co-Chief Executive Officer and a Director of ENVOY. See "Management."
(7) Includes 490,000 shares issuable pursuant to exercisable options for the purchase of Common Stock.

                                  UNDERWRITING

     Upon the terms and subject to conditions stated in the Underwriting Agreement dated the date hereof, each of the Underwriters named below (the "Underwriters"), has severally agreed to purchase, and the Selling Shareholders have agreed to sell to each such Underwriter, shares of Common Stock which equal the number of shares of Common Stock set forth opposite the name of such Underwriter below.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Smith Barney Inc............................................
Morgan Stanley & Co. Incorporated...........................
J.C. Bradford & Co. ........................................
Deutsche Morgan Grenfell Inc................................
Hambrecht & Quist LLC.......................................
Loewenbaum & Company Incorporated...........................
                                                              ---------
          Total.............................................  1,750,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer a portion of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and a portion of the shares to certain dealers at a price which
represents a concession not in excess of $          per share below the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to other underwriters or to
certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     The Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent such option is exercised, each Selling Shareholder will be obligated to sell approximately the same percentage of such additional shares as the number of shares set forth opposite such Selling Shareholder's name in the table of Selling Shareholders bears to the total number of shares listed in such table. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, the directors and certain officers of the Company and the Selling Shareholders have agreed that they will not, without the prior written consent of Smith Barney Inc., for a period of 90 days after the date of this Prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, other than with respect to shares of Common Stock disposed of as bona fide gifts approved by Smith Barney Inc.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     In connection with the Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appear above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock for the purpose of reducing a short position created in connection with the Offering. A short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements between the Underwriters include a provision whereby, if the Underwriters purchase Common Stock in the open market for the account of the Underwriters and the securities purchased can be traced to a particular Underwriter or member of the selling group, the Underwriters may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the Underwriters or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities, and any such activities, if commenced, may be discontinued at any time.

     Certain Underwriters and their affiliates have provided and may continue to provide investment banking and other services to the Company. In particular, in connection with the Company's business combinations with the ExpressBill Companies in February 1998, Hambrecht & Quist LLC provided financial advisory services to the Company, and received customary compensation therefor. Also, in connection with this offering, Trilogy Capital Partners ("Trilogy") is being paid a referral fee of $50,000 by the Underwriters. Trilogy provided financial advisory services to the former shareholders of the ExpressBill Companies in connection with the Company's business combinations with the ExpressBill Companies, and may continue to provide such services to the former shareholders of the ExpressBill Companies in the future.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for Messrs. Goad and Kever by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the remaining Selling Shareholders by Graham & James LLP, Palo Alto, California. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York, who will rely on Bass, Berry & Sims PLC for matters of Tennessee law.

                                    EXPERTS

     The consolidated financial statements and the schedule of ENVOY at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference in the registration statement, of which this Prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein, and are based in part on the reports of Arthur Andersen LLP, independent public accountants. The financial statements and schedule referred to above are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The financial statements of the ExpressBill Companies incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving such reports.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10007. Copies of such material also may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's public filings are also available to the public at the web site maintained by the SEC at "http://www.sec.gov." The Common Stock is listed on The Nasdaq Stock Market, and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected and copied in the manner and at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the SEC and incorporated herein by reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or portions of documents filed by the Company with the Commission are incorporated herein by reference:

          (1) Annual Report on Form 10-K for the year ended December 31, 1997.

          (2) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1998.

          (3) Current Reports on Form 8-K filed on February 25, 1998 and on March 9, 1998 (as amended by Form 8-K/A, filed on May 5, 1998).

          (4) The description of the Common Stock contained in the Company's Registration Statement under the Exchange Act on Form 10 on November 1, 1994, as amended through Post-Effective Amendment No. 4, filed on May 4, 1995.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the filing date of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO THE COMPANY, 15 CENTURY BOULEVARD, SUITE 600, NASHVILLE, TENNESSEE 37214, ATTENTION:
INVESTOR RELATIONS.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Price Range of Common Stock and
  Dividend Policy.....................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   19
Management............................   26
Selling Shareholders..................   28
Underwriting..........................   29
Legal Matters.........................   30
Experts...............................   30
Available Information.................   31
Incorporation of Certain Information
  by Reference........................   31

======================================================
======================================================

                                1,750,000 SHARES

                            (ENVOY CORPORATION LOGO)

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                  MAY   , 1998

                                  ------------
                              SALOMON SMITH BARNEY

                           MORGAN STANLEY DEAN WITTER

                              J.C. BRADFORD & CO.

                            DEUTSCHE MORGAN GRENFELL

                               HAMBRECHT & QUIST

                              LOEWENBAUM & COMPANY
                                  INCORPORATED

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                             SELLING
                                                               COMPANY     SHAREHOLDERS
                                                              ----------   ------------
SEC registration fee........................................  $       --    $   23,377
NASD fee....................................................          --         8,425
*Accounting fees and expenses...............................
*Legal fees and expenses....................................
*Printing and engraving expenses............................
*Blue Sky fees and expenses.................................
*Miscellaneous expenses.....................................
                                                              ----------    ----------
          *Total............................................  $             $
                                                              ==========    ==========

---------------

* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith,
(ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     Article 8 of the Amended and Restated Charter (the "Charter") of the Company and its Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify against liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule or regulation adopted in lieu thereof. Additionally, the Charter provides that no director of the Company shall be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit. The Company has entered into indemnification agreements with each of the Company's directors and executive officers.

     The Company currently has in effect an executive liability policy which provides coverage for its directors and officers in amounts of $15.0 million per claim and $15.0 million for annual aggregate claims. The policy covers any error, misstatement, act or omission, or breach of duty committed by a director or officer, subject to certain specified exclusions.

     The proposed form of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 16.  EXHIBITS.

     See Index to Exhibits on Page II-4.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashville, Tennessee on May 11, 1998.

                                          ENVOY CORPORATION

                                          By:     /s/ FRED C. GOAD, JR.
                                            ------------------------------------
                                                     Fred C. Goad, Jr.
                                                Chairman, Co-Chief Executive
                                                    Officer and Director

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fred C. Goad, Jr., Jim D. Kever and Gregory T. Stevens, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----

                /s/ FRED C. GOAD, JR.                  Chairman of the Board, Co-Chief    May 11, 1998
-----------------------------------------------------    Executive Officer and Director
                  Fred C. Goad, Jr.

                  /s/ JIM D. KEVER                     President, Co-Chief Executive      May 11, 1998
-----------------------------------------------------    Officer and Director
                    Jim D. Kever

                /s/ KEVIN M. MCNAMARA                  Senior Vice President, Chief       May 11, 1998
-----------------------------------------------------    Financial Officer and Director
                  Kevin M. McNamara                      (Principal Accounting Officer)

                /s/ HARLAN F. SEYMOUR                  Senior Vice President of           May 11, 1998
-----------------------------------------------------    Corporate Strategy and
                  Harlan F. Seymour                      Development and Director

                 /s/ WILLIAM E. FORD                   Director                           May 11, 1998
-----------------------------------------------------
                   William E. Ford

                /s/ W. MARVIN GRESHAM                  Director                           May 11, 1998
-----------------------------------------------------
                  W. Marvin Gresham

               /s/ LAURENCE E. HIRSCH                  Director                           May 11, 1998
-----------------------------------------------------
                 Laurence E. Hirsch

                /s/ RICHARD A. MCSTAY                  Director                           May 11, 1998
-----------------------------------------------------
                  Richard A. McStay

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER         DESCRIPTION OF EXHIBIT
  -------        ----------------------
      1      --  Underwriting Agreement*
    4.1      --  Charter, as amended(1)
    4.2      --  Shareholder Rights Plan(2)
    4.3      --  Registration Rights Agreement dated March 6, 1996 by and among ENVOY, General Atlantic Partners 25, L.P., GAP
                 Coinvestment Partners, L.P. and First Union Capital
                 Partners, Inc.(3)
    4.4      --  Registration Rights Agreement dated March 6, 1996 by and among ENVOY and the Purchasers set forth on the signature
                 pages thereto(3)
    4.5      --  Registration Rights Agreement dated February 27, 1998, by and between ENVOY and the Persons set forth on the signature pages thereto(4)
      5      --  Opinion of Bass, Berry & Sims PLC*
   23.1      --  Consent of Ernst & Young LLP
   23.2      --  Consent of Arthur Andersen LLP
   23.3      --  Consent of Bass, Berry & Sims PLC (included in Exhibit 5)*
     24      --  Power of Attorney (included on page II-3)

---------------

* To be filed by amendment.

(1) Charter as originally amended incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and Certificate of Designations setting forth terms of Series B Preferred Stock incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(2) Incorporated by reference to the Registrant's Form 10, as amended, Commission File No. 0-25062.
(3) Incorporated by reference to the Registrant's Current Report on Form 8-K filed March 21, 1996.
(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.